NXT ENERGY SOLUTIONS INC.

Consolidated Financial Statements

As at and for the three month period ended March 31, 2012

NXT ENERGY SOLUTIONS INC.

Consolidated Balance Sheets
(Unaudited - Expressed in Canadian dollars)

	As at the period ended
	March 31,	December 31,
	2012	2011

Assets

Current assets:
Cash and cash equivalents	$2,746,889	$1,508,946
Short term investments	20,000	10,000
Accounts receivable	872,722	122,231
Work-in-progress	889,852	1,112,210
Prepaid expenses and other	93,364	43,105
	4,622,827	2,796,492

Restricted cash	42,370	74,135
Property and equipment	381,809	404,301
	$5,047,006	$3,274,928

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities [note 3]	$922,092	$1,347,925
Deferred revenue	1,221,410	1,776,496
Current portion of capital lease obligation	6,926	8,591
Derivative liability [note 4]	249,143	—
	2,399,571	3,133,012
Long term liabilities:
Asset retirement obligation	58,831	57,953
	2,458,402	3,190,965

Future operations [note 1]
Commitments and contingencies [note 10]
Subsequent events [note 4 and 8]

Shareholders’ equity:
Preferred shares [note 5]: - authorized unlimited
Issued: 10,000,000	3,489,000	3,489,000
Common shares [note 4]: - authorized unlimited
Issued: 38,251,626 shares as of March 31, 2012 (December 31, 2011 - 34,757,396)	55,902,133	53,756,687
Contributed capital	5,226,568	5,205,301
Deficit	(62,740,032)	(63,077,960)
Accumulated other comprehensive income	710,935	710,935
	2,588,604	83,963
	$5,047,006	$3,274,928

Signed “George Liszicasz”	Signed “Brian Kohlhammer”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Unaudited - Expressed in Canadian dollars)

	For the three months ended March 31
	2012	2011

Revenue
Survey revenue [note 11]	$2,815,320	$—

Expense
Survey cost	1,174,393	—
General and administrative	1,139,527	703,466
Stock based compensation expense [note 7]	67,000	29,942
Amortization of property and equipment	26,540	36,267

	2,407,460	769,675

	407,860	(769,675)

Other expense (income)
Interest expense (income), net	2,864	(2,417)
Loss (gain) on foreign exchange	65,869	24,942
Oil and natural gas operations and other	1,199	517

	69,932	23,042

Net income (loss) and comprehensive loss	$337,928	$(792,717)

Earnings (loss) per share - [note 6]
Basic	$0.01	$(0.02)
Diluted	$0.01	$(0.02)

The accompanying notes are an integral part of these consolidated financial statements

NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Cash Flows
(Unaudited - Expressed in Canadian dollars)

	For the three months ended March 31
	2012	2011

Operating activities
Net income (loss) for the period	$337,928	$(792,717)
Items not affecting cash:
Amortization and depreciation	26,540	36,267
Stock-based compensation expense	67,000	29,942
Accretion of asset retirement obligation	878	877

	432,346	(725,631)
Changes in non-cash working capital balances [note 9]	(1,559,311)	(166,215)

Net cash generated by (used in) operating activities	(1,126,965)	(891,846)

Financing activities
Repayment of capital lease obligation	(1,665)	(2,287)
Issue of common shares and warrants, net of issue costs	2,022,846	1,493,723
Exercise of stock options and warrants	326,010	—

Net cash generated by financing activities	2,347,191	1,491,436

Investing activities
Purchase of property and equipment	(4,048)	(15,003)
Decrease (increase) in restricted cash	31,765	(257,225)
Decrease (increase) in short term investments	(10,000)	600,864

Net cash generated by (used in) investing activities	17,717	328,636

Net cash inflow	1,237,943	928,226
Cash and cash equivalents, beginning of the period	1,508,946	464,583

Cash and cash equivalents, end of the period	$2,746,889	$1,392,809

Supplemental information:
Cash interest paid	$2,864	$384

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Consolidated Statements of Shareholders’ Equity
(Unaudited - Expressed in Canadian dollars)

		For the three months ended March 31
		2012	2011

Common Shares
Balance at beginning of the period		$53,756,687	$52,031,435
Issued upon exercise of warrants		278,760	—
Issued upon exercise of stock options		47,250	—
Issued through private placement, net of issue costs		2,022,846	1,164,337
Value attributed to derivative liability related to warrants issued in private placement financing [note 4]		(249,143)	—
Transfer from contributed capital upon exercise of stock options and warrants		45,733	—
Balance at end of the period		55,902,133	53,195,772

Preferred Shares
Balance at beginning and end of the period		3,489,000	3,489,000

Contributed Capital
Balance at beginning of the period	`	5,205,301	4,659,026
Recognition of stock based compensation expense		67,000	29,942
Contributed capital transferred to common shares pursuant to exercise of options and warrants		(45,733)	—
Value attributed to warrants issued on private placement financing		—	329,386
Balance at end of the period		5,226,568	5,018,354

Deficit
Balance at beginning of the period		(63,077,960)	(59,493,359)
Net income (loss) and comprehensive income (loss) for the period		337,928	(792,717)
Balance at end of the period		(62,740,032)	(60,286,076)

Accumulated Other Comprehensive Income
Balance at beginning and end of the period		710,935	710,935

Total Shareholders’ Equity at end of the period		$2,588,604	$2,127,985

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the three month period ended March 31, 2012
(Unaudited - Expressed in Canadian dollars unless otherwise stated)

1. History and Future Operations

NXT Energy Solutions Inc. (the “Company” or “NXT”) is a publicly traded company based in Calgary, Canada.

NXT owns a proprietary technology called Stress Field Detection (“SFD®”), an airborne survey system that is used in the oil & natural gas industry to help aid in identifying areas with hydrocarbon reservoir potential. This technology was acquired from NXT’s current CEO and President on December 31, 2005 following a ten year period wherein the Company controlled the technology through a series of licensing agreements (see also note 5).

For the ten year period prior to 2006 the Company had engaged in extensive activities to develop, validate and obtain industry acceptance of SFD®, including conducting SFD® surveys for oil and gas industry partners on a cost recovery basis and participating as a joint venture partner in SFD® identified exploration wells. By December 31, 2005 the Company had accumulated a deficit of approximately $47.6 million in conducting these activities.

This early period was effective in developing the technology to a stage where SFD® was both technically ready and had the required industry validation to embark on the “commercialization” phase in 2006. SFD® survey services began to be offered to clients engaged in oil and gas exploration activities with an initial focus on potential clients operating in the western Canadian sedimentary basin.

The global financial crisis of late 2008 affected a number of markets and resulted in a dramatic decline in NXT’s Canadian market opportunities. This caused NXT to re-focus its sales activities towards international markets.

Despite having provided services to clients since 2006, NXT is still in the early stage of commercializing its SFD® technology. The generation of positive cash flow from operations in the future will depend largely on its ability to demonstrate the value of the SFD® survey system to a much wider client base. NXT recognizes that this early commercialization phase can last for several years and that its’ financial position is currently dependent upon a limited number of client projects, on obtaining additional financing and attracting future clients.

These consolidated financial statements have been prepared on a “going concern” basis in accordance with United States generally accepted accounting principles. The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is substantial doubt about the appropriateness of the use of the going concern assumption because NXT has experienced losses and negative cash flow from operations over the past several years and has traditionally had minimal working capital. NXT recognizes that current working capital and contracts in process may not be sufficient to support the operations beyond the next twelve months without generating significant additional revenues and / or capital (see also note 4).

NXT anticipates it will be able to expand operations in order to generate both net income and cash from operations in future years with its existing business model; however, the occurrence and timing of this outcome cannot be predicted with certainty.

These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities or reported expenses that would be necessary should NXT be unable to raise additional capital or generate sufficient net income and cash flow from operations as required in future years in order to continue as a going concern.

2. Significant Accounting Policies

Basis of presentation

These interim unaudited consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles of the United States of America (“US GAAP”) in accordance with the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2011.

These interim statements should be read in conjunction with the 2011 annual audited consolidated financial statements as they contain disclosure which is supplemental to NXT’s annual consolidated financial statements and accordingly certain disclosure normally required for annual financial statements has been condensed or omitted herein.

3. Accounts payable and accrued liabilities	March 31,	December 31,
	2012	2011
Accrued liabilities related to:
Consultants and professional fees	$149,390	$167,500
Commissions payable on survey contracts	—	122,400
Survey expenses	—	18,508
Board of Directors’ fees	31,667	98,612
Wages payable	22,465	183,198
Vacation pay	90,042	81,042
	293,564	671,260
Trade payables, payroll withholdings and other	628,528	676,665

	$922,092	$1,347,925

4. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	# of Shares	$Amount

As at December 31, 2011	34,757,396	53,756,687
Transactions during the period ended March 31, 2012
Issued through private placement, net of issue costs	2,954,672	2,022,846
Value attributed to warrants issued in the private placement	—	(249,143)
Issued on exercise of stock options	75,000	47,250
Issued on exercise of warrants	464,558	278,760
Transfer from contributed surplus upon exercise of stock options and warrants	—	45,733

As at March 31, 2012	38,251,626	55,902,133
Issued through private placement (net of issue costs) on May 4, 2012	1,303,333	907,459

As at May 29, 2012	39,554,959	$56,809,592

In March and May 2012, NXT conducted private placement financings (the “Financings”) which consisted of units issued at US $ 0.75 (the “Units”). Each Unit consisted of one common share of the Company and one warrant (the “Warrants”) to purchase an additional common share of the Company at a price of US $1.20. The Warrants have a term of two years from the date of issue, and the expiry can be accelerated at the option of NXT in the event that it issues a press release advising that its common shares have traded on the OTCBB at a price exceeding US $1.50 for 20 consecutive days. Any Warrants subject to acceleration shall expire 30 days after such notice.

In connection with the Financings, the Company paid finder’s fees totalling US $183,612 and issued a total of 244,816 finder’s warrants (which have the same terms as the Warrants noted above). The Financings had three separate closings in March, 2012 and one on May 4, 2012, which are summarized as follows:

	March,	May 4,
	2012	2012	total

Proceeds (in US dollars)	$2,216,005	$977,500	$3,193,505

Number of common shares issued	2,954,672	1,303,333	4,258,005

Number of Warrants issued	2,954,672	1,303,333	4,258,005
Number of finder’s warrants issued	162,416	82,400	244,816
	3,117,088	1,385,733	4,502,821

Two Officers of the Company subscribed for a total of US $40,000 of the Financings.

The common shares that were issued under the March, 2012 portion of the Financings were recorded at a value equal to the proceeds received, net of related issue costs, and reduced by the value of the Warrants issued. The estimated fair value attributed to the 3,117,088 total Warrants that were issued in March, 2012 was $249,143 (see note 8).

As the exercise price of the Warrants is in US dollars, which is a currency other than the functional currency of the Company, this fair value is required to be reflected as a derivative liability on the balance sheet. This derivative liability will be adjusted to fair value at each period end over the life of the Warrants, with the changes in fair value reflected in earnings.

5. Preferred shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in series.

On December 31, 2006, the Company issued 10,000,000 series 1 preferred shares (the “Preferred Shares”) to an individual who is a Director and NXT’s Chief Executive Officer and President pursuant to the execution of a Technical Transfer Agreement (the “2006 TTA”) in exchange for the outright purchase of the SFD® technology.

These Preferred Shares are conditionally convertible into common shares as follows:

●	2,000,000 of the Preferred Shares became convertible into common shares upon issue

●
The remaining 8,000,000 Preferred Shares may become convertible into common shares in four separate increments of 2,000,000 Preferred Shares each, should NXT achieve specified cumulative revenue thresholds of US $50 million, US $100 million, US $250 million and US $500 million prior to December 31, 2015.

●
Cumulative revenue is defined as the sum of total revenue earned plus proceeds from the sale of assets accumulated since January 1, 2007, all denominated in United States dollars, and calculated in accordance with generally accepted accounting principles.

●
In the event that the final cumulative revenue threshold of US $500 million is not achieved by December 31, 2015, NXT has the option to either redeem any unconverted Preferred Shares for a price of $0.01 per share and forfeit the SFD® technology, or retain the ownership of the SFD® technology by converting all of the remaining Preferred Shares into common shares.

The Preferred Shares do not participate in any dividends, and are not transferable except with the consent of the Board of Directors of NXT

As at March 31, 2012, the Company had generated cumulative revenue of approximately US $14.0 million that is eligible to be applied to the above noted conversion thresholds.

No value has been attributed to the any of the 8,000,000 preferred shares which are still subject to conditions related to potential conversion.

6. Earnings (loss) per share	For the three months ended March 31
	2012	2011

Net income (loss) for the period	$337,928	$(792,717)

Weighted average number of common shares outstanding
Basic	37,611,443	34,330,972
Diluted	38,446,443	34,330,972

Earnings (loss) per share - Basic	$0.01	$(0.02)
Earnings (loss) per share - Diluted	$0.01	$(0.02)

In periods in which a loss results, all outstanding stock options, common share purchase warrants and certain of the Preferred Shares are excluded from the diluted loss per share calculations as they are anti-dilutive.

A total of 2,000,000 of the Preferred Shares are included in the above noted basic and diluted earnings per share calculations, as the criteria for them to convert to common shares have been met for each period (see note 5).

7. Stock options

The following is a summary and continuity of stock options that are outstanding as at March 31, 2012:

			average
	# of	# of	remaining
exercise	options	options	contractual
price	outstanding	exercisable	life (years)

$0.45	105,600	105,600	3.5
$0.53	150,000	50,000	1.9
$0.63	800,000	658,334	1.7
$0.89	150,000	—	4.8
$1.00	100,000	25,000	1.2
$1.16	455,000	165,000	4.3
$2.00	100,000	25,000	1.2
$3.00	100,000	25,000	1.2
$4.00	100,000	25,000	1.2
	2,060,600	1,078,934	2.5

	For the three months		For the year
	ended March 31,		ended December 31,
	2012		2011
		weighted	weighted
	# of	average	# of	average
	options	exercise price	options	exercise price

Outstanding at beginning of the year	2,473,100	$1.02	2,134,804	$0.62
Granted	150,000	$0.89	1,054,800	$1.58
Forfeited	(62,500)	$0.75	(398,300)	$0.65
Expired	(425,000)	$0.63	(288,204)	$0.63
Exercised	(75,000)	$0.63	(30,000)	$0.63
Options outstanding as at end of the period	2,060,600	$1.11	2,473,100	$1.02
Options exercisable as at end of the period	1,078,934	$0.86	1,538,100	$0.68

Stock options granted generally vest at a rate of one-third at the end of each of the first three years following the date of grant. Stock options lapse, if unexercised, generally five years from the date granted.

Stock based compensation expense is calculated based on the fair value attributed to grants of stock options using the Black-Scholes option valuation model and utilizing the following weighted average assumptions:

	For the three months ended March 31
	2012	2011

Stock based compensation expense for the period	$67,000	$29,942
Expected dividends paid per common share	Nil	Nil
Expected life in years	3	3
Expected volatility in the price of common shares	92%	94%
Risk free interest rate	1.5%	1.5%
Weighted average fair market value per share at grant date	$0.27	$0.32
Intrinsic (or “in-the-money”) value per share of options exercised	$0.53	$0.80

As of March 31, 2012 there was $365,000 (December 31, 2011 - $338,000) of unamortized stock based compensation expense related to non-vested stock options. This amount will be recognized in future expense over the remaining vesting periods of the underlying stock options.

8. Warrants to purchase common shares

The following is a summary of outstanding warrants to purchase common shares:

			Exercise
	Exercise	# of	proceeds
	price	warrants	received
Outstanding as at January 1, 2010		—	$—
Issued on February, 2011 private placement (i)	$0.60	3,345,920	—
Exercised in 2011		(700,000)	420,000
Outstanding as at December 31, 2011		2,645,920	420,000
Exercised in 2012		(464,558)	278,735
Expired on February 16, 2012		(2,181,362)	—
		—	698,735
Issued on March, 2012 private placement financings (see note 7)	US $1.20	3,117,088
Outstanding as at March 31, 2012		3,117,088
Issued on May, 2012 private placement financing (see note 7)	US $1.20	1,385,733
Outstanding as at May 29, 2012 (expire from March 7 to May 4, 2014)		4,502,821

(i) In February, 2011 NXT closed a private placement financing of Units which included warrants which had an exercise price of $0.60 and a expiry of February 16, 2012.

Under US GAAP fair value measurement standards, financial instruments that are recorded at fair value on a recurring basis are required to be classified into one of three categories based upon a fair value hierarchy. The Company’s only financial instruments recorded at fair value on a recurring basis are the US dollar denominated warrants. We have classified these derivative financial instruments as level III where the fair value is determined by using valuation techniques that refer to both observable and unobservable market data. The valuation model was based on the Black Scholes inputs noted below, as well as a discount to reflect the potential dilution impact upon exercise of the warrants and market illiquidity.

The value attributed to warrants that have been issued by NXT is calculated using the Black-Scholes warrant valuation model utilizing the following weighted average assumptions:

	For the three months ended March 31
	2012	2011

Expected dividends paid per common share	Nil	Nil
Expected life in years	1	0.8
Expected volatility in the price of common shares	80%	94%
Risk free interest rate	1.2%	1.5%
Weighted average fair market value per warrant issued	US $0.08	$0.14

9. Changes in non-cash working capital

The change in non-cash working capital is comprised of:	For the three months ended March 31
	2012	2011

Accounts receivable	(750,491)	3,071
Work-in-progress	222,358	(49,550)
Prepaid expenses	(50,259)	(31,255)
Accounts payable and accrued liabilities	(425,833)	(88,481)
Deferred revenue	(555,086)	—

	(1,559,311)	(166,215)
Portion attributable to:
Operating activities	(1,559,311)	(166,215)
Financing activities	—	—
Investing activities	—	—
	(1,559,311)	(166,215)

10. Commitments and contingencies

As at December 31, 2011, NXT had an office lease commitment expiring October 31, 2012 and requiring minimum monthly lease payments of $31,588. In March, 2012, this lease was extended for a 2.5 year period through April 30, 2015 at a minimum monthly lease payment of $22,956 (including estimated operating costs). The estimated minimum annual lease commitment is now as follows:

for the	total minimum
year ending	lease
December 31	payments

2012	$364,093
2013	289,245
2014	289,245
2015	96,415
$1,038,998

NXT currently does not own any of the aircraft which are used in its’ survey operations, but has in place an agreement, which has been extended for one year to January, 2013, to utilize a minimum annual volume of aircraft charter hours. NXT has met terms of this charter agreement for the current year.

In 2003 NXT was named as one of several defendants in a statement of claim related to an aircraft crash. The plaintiffs alleged that all defendants were in breach of an aircraft ferry flight contract and were seeking damages of $450,000, but have not pursued their claim against NXT for over six years. NXT was not a party to the contract and accordingly believes the claim is without merit. The outcome of the claim is not determinable, and no liability has been recorded.

11. Geographic information:

NXT conducts all of its survey operations from its head office in Canada, and has a one person administrative office in Colombia. NXT has no long term assets outside of Canada.

All revenues for the three month period ended March 31, 2012 were derived from survey operations conducted in South America.